UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-31449

Texas Genco Holdings, Inc.

(Exact name of registrant as specified in its charter)

1111 Louisiana

Houston, Texas 77002

(713) 207-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934 Texas Genco Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 15, 2004	TEXAS GENCO HOLDINGS, INC.

	By:	/s/ Rufus S. Scott
Rufus S. Scott Vice President, Deputy General Counsel and Assistant Corporate Secretary